Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2008

John Hanna
President, CEO and Director
The Fashion House Holdings, Inc.
16633 Ventura Blvd,. 6th Floor
Encino, California 91436

Re: The Fashion House Holdings, Inc.
        Form 10-KSB for the Year Ended December 31, 2007
        File No. 033-07075-LA

Dear Mr. Hanna:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                   Sincerely,

                                   Carlton Tartar
                                   Accounting Branch Chief